Exhibit 99.1

PRESS RELEASE

Magic Software Reports Fourth Quarter and Full Year 2023 Financial Results

Or Yehuda, Israel, March 13, 2024 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2023.

Summary Results for the Fourth Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2023	Q4 2022	% Change	Q4 2023	Q4 2022	% Change
Revenues	$125.5	$147.1	(14.7)%	$125.5	$147.1	(14.7)%
Gross profit	$37.0	$41.8	(11.6)%	$38.6	$43.2	(10.5)%
Gross margin	29.4%	28.4%	100 bps	30.8%	29.3%	150 bps
Operating income	$13.0	$14.2	(8.4)%	$17.7	$18.7	(5.7)%
Operating margin	10.3%	9.6%	70 bps	14.1%	12.7%	140 bps
Net income (*)	$8.5	$9.6	(11.2)%	$11.6	$13.4	(13.1)%
Diluted EPS	$0.17	$0.19	(10.5)%	$0.24	$0.27	(11.1)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Fourth Quarter Ended December 31, 2023

●	Revenues for the fourth quarter of 2023 decreased by 14.7% to $125.5 million, compared to $147.1 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2022), revenues for the fourth quarter of 2023 would have decreased by 11.2% to $130.6 million. As described in the pre-announcement of our third quarter results on November 8, 2023, as of the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our professional services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects resulting in a decrease of close to approximately 600 of our U.S. specialists compared to the respective quarter. This reduced demand had a negative impact on our third and fourth quarter revenues of approximately $16.0 million and $24.8 million, respectively compared to the same periods last year.

●	Operating income for the fourth quarter of 2023 decreased by 8.4% to $13.0 million, compared to $14.2 million in the same period of the previous year. On a constant currency basis, (calculated based on average currency exchange rates for the three months ended December 31, 2022), operating income for the fourth quarter of 2023 would have decreased by 4.7% to $13.5 million.

●	Non-GAAP operating income for the fourth quarter of 2023 decreased by 5.8% to $17.7 million, compared to $18.7 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2022), non-GAAP operating income for the fourth quarter of 2023 would have decreased by 2.8% to $18.2 million.

●	Net income attributable to Magic Software’s shareholders for the fourth quarter of 2023 decreased by 11.2% to $8.5 million, or $0.17 per fully diluted share, compared to $9.6 million, or $0.19 per fully diluted share, in the same period of the previous year. The decrease in our net income attributable to Magic Software’s shareholders was primarily attributable to the decrease in our operating profit and increase in interest expenses resulting from the increase of bank interest rates and increase in overall financial debt.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the fourth quarter of 2023 decreased by 13.1% to $11.6 million, or $0.24 per fully diluted share, compared to $13.4 million, or $0.27 per fully diluted share, in the same period of the previous year.

Summary Results for the Year Ended December 31, 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	12M 2023	12M 2022	% Change	12M 2023	12M 2022	% Change
Revenues	$535.1	$566.8	(5.6)%	$535.1	$566.8	(5.6)%
Gross Profit	$153.0	$155.4	(1.5)%	$158.4	$160.8	(1.4)%
Gross Margin	28.6%	27.4%	120 bps	29.6%	28.4%	120 bps
Operating Income	$57.1	$61.8	(7.5)%	$71.8	$74.5	(3.7)%
Operating Margin	10.7%	10.9%	(20) bps	13.4%	13.1%	30 bps
Net Income (*)	$37.0	$40.5	(8.5)%	$48.4	$51.7	(6.5)%
Diluted EPS	$0.75	$0.82	(8.5)%	$0.99	$1.05	(5.7)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Year Ended December 31, 2023

●	Revenues for the year decreased by 5.6% to $535.1 million compared to $566.8 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2022), revenues for the year would have decreased by 1.6% to $557.9 million. As described in the pre-announcement of our third quarter results on November 8, 2023, as of the third quarter of 2023, as of the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our professional services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects resulting in a decrease of close to 600 of our U.S. specialists compared to the respective period. This reduced demand had a negative impact on 2023 revenues of approximately $40.8 million compared to the same period last year.

●	Operating income for the year decreased by 7.5% to $57.1 million compared to $61.8 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2022), operating income for the year would have decreased by 3.1% to $59.9 million. Operating income for the year ended December 31, 2023, included $3.8 million recorded with respect to cost of share-based payment to employees compared to $2.1 million recorded last year.

●	Non-GAAP operating income for the year decreased by 3.7% to $71.8 million compared to $74.5 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2022), non-GAAP operating income for year would have reached $74.5 million, same as last year.

●	Net income attributable to Magic Software’s shareholders for the year decreased by 8.5% to $37.0 million, or $0.75 per fully diluted share, compared to $40.5 million, or $0.82 per fully diluted share, last year. The decrease in our net income attributable to Magic Software’s shareholders was primarily attributable to the decrease in our operating profit and increase in interest expenses resulting from the increase of bank interest rates and increase in overall financial debt

●	Non-GAAP net income attributable to Magic Software’s shareholders for the year decreased by 6.5% to $48.4 million, or $0.99 per fully diluted share, compared to $51.8 million, or $1.05 per fully diluted share, last year.

●	Cash flow from operating activities for the year ended December 31, 2023, amounted to $77.9 million compared to $56.6 million last year. Cash flow from operating activities excluding the impact of payments of deferred and contingent consideration related to acquisitions amounted to $78.0 and $60.5 million for the years ended December 31, 2023, and 2022, respectively.

●	As of December 31, 2023, Magic’s cash, cash equivalents and short and long-term bank deposits amounted to $107.1 million and total financial debt amounted to $81.2 million.

●

Magic is introducing 2024 annual revenue guidance of between $540 million and $550 million (based on current currency exchange rates). Measured against Magic Software’s annualized 2023 fourth quarter revenue on a go-forward basis, the 2024 annual revenue guidance reflects an annual growth of 7.5% to 9.5%.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Despite the slowdown we faced during the second half of the year resulting from the headwind facing by some of our customers in certain sectors in the U.S., we remain positive that the vast majority of our customers will continue to value our unique proposition and resume to engage us to an increasing degree as a preferred partner for innovative digital transformation initiatives. Fueled by a well-diversified investment portfolio, we persistently pursue both organic and inorganic avenues of expansion across our service lines. Embracing innovation as our guiding principle, we eagerly anticipate the fruition of our ongoing efforts in cultivating cutting-edge capabilities that are poised to propel us toward sustained, long-term profitability, thereby delivering enduring value to our esteemed shareholders. We have a well-established track record of growth, profitability, and high cash generation. Across the globe, our dedicated team at Magic is resolutely focused on executing our strategic vision to not only restore but surpass our previous heights, thereby ensuring sustained growth and the continual enhancement of shareholder value.”

Conference Call Details

Magic Software’s management will host a conference call on Wednesday, March 13, 2024, at 11:00 am Eastern Daylight Time (5:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2022, which filed on May 11, 2023, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited		Unaudited
Revenues	$125,545	$147,146	$535,052	$566,792
Cost of Revenues	88,585	105,325	382,065	411,437
Gross profit	36,960	41,821	152,987	155,355
Research and development, net	2,703	2,714	10,328	10,090
Selling, marketing and general and administrative expenses	19,449	23,684	81,513	82,330
Cost of share-based payment	1,967	1,869	3,798	2,079
Increase (decrease) in valuation of contingent consideration related to acquisitions	(142)	(623)	240	(906)
Total operating expenses	23,977	27,644	95,879	93,593
Operating income	12,983	14,177	57,108	61,762
Financial expenses, net	(1,865)	(1,396)	(4,326)	(3,601)
Decrease (increase) in valuation of consideration related to acquisitions	(34)	89	(290)	(744)
Income before taxes on income	11,084	12,870	52,492	57,417
Taxes on income	1,724	1,865	9,934	11,138
Net income	$9,360	$11,005	$42,558	$46,279
Share of losst of a company accounted for at equity, net	(56)	-	(56)	-
Net income attributable to non-controlling interests	(821)	(1,447)	(5,471)	(5,809)
Net income attributable to Magic's shareholders	$8,483	$9,558	$37,031	$40,470

Weighted average number of shares used in computing net earnings per share

Basic	49,099	49,096	49,096	49,089

Diluted	49,099	49,115	49,098	49,131

Basic and diluted earnings per share attributable to Magic's shareholders	$0.17	$0.19	$0.75	$0.82

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP gross profit	$36,960	$41,821	$152,987	$155,355
Amortization of capitalized software and acquired technology	1,222	1,124	4,288	4,431
Amortization of other intangible assets	447	229	1,173	974
Non-GAAP gross profit	$38,629	$43,174	$158,448	$160,760

GAAP operating income	$12,983	$14,177	$57,108	$61,762
Gross profit adjustments	1,669	1,353	5,461	5,405
Amortization of other intangible assets	1,888	1,731	7,988	7,889
Increase (decrease) in valuation of contingent consideration related to acquisitions	(142)	(623)	240	(906)
Capitalization of software development	(842)	(730)	(3,183)	(3,059)
Costs related to acquisitions	152	959	372	1,335
Cost of share-based payment	1,967	1,869	3,798	2,079
Non-GAAP operating income	$17,675	$18,736	$71,784	$74,505

GAAP net income attributable to Magic's shareholders	$8,483	$9,559	$37,031	$40,470
Operating income adjustments	4,692	4,559	14,676	12,743
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(709)	(197)	(1,713)	(641)
Increase in valuation of consideration related to acquisitions	34	(90)	290	744
Deferred taxes on the above items	(899)	(477)	(1,879)	(1,570)
Non-GAAP net income attributable to Magic's shareholders	$11,601	$13,354	$48,405	$51,746

Non-GAAP basic and diluted net earnings per share	$0.24	$0.27	$0.99	$1.05

Weighted average number of shares used in computing basic net earnings per share	49,099	49,093	49,096	49,089

Weighted average number of shares used in computing diluted net earnings per share	49,099	49,138	49,098	49,150

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Year ended
	December 31,				December 31,
	2023		2022		2023		2022
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$125,545	100%	$147,146	100%	$535,052	100%	$566,792	100%
Gross profit	38,629	30.8%	43,174	29.3%	158,448	29.6%	160,760	28.4%
Operating income	17,675	14.1%	18,736	12.7%	71,784	13.4%	74,505	13.1%
Net income attributable to
Magic's shareholders	11,601	9.2%	13,354	9.1%	48,405	9.0%	51,746	9.1%

Basic and diluted earnings per share	$0.24		$0.27		$0.99		$1.05

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2023	2022
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,354	$83,062
Short-term bank deposits	751	3,904
Trade receivables, net	131,409	148,480
Other accounts receivable and prepaid expenses	18,813	13,652
Total current assets	257,327	249,098

LONG-TERM ASSETS:
Deferred tax assets	8,432	3,618
Right-of-use assets	25,718	27,536
Other long-term receivables and Investments in companies accounted for at equity	8,232	5,795
Property and equipment, net	7,988	8,338
Intangible assets and goodwill, net	216,723	210,756
Total long term assets	267,093	256,043

TOTAL ASSETS	$524,420	$505,141

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$28,914	$20,755
Trade payables	28,415	27,598
Accrued expenses and other accounts payable	41,492	46,842
Current maturities of lease liabilities	4,406	4,591
Liability in respect of business combinations	6,656	19,287
Put options of non-controlling interests	18,252	27,172
Deferred revenues and customer advances	13,848	9,808
Total current liabilities	141,983	156,053

LONG TERM LIABILITIES:
Long-term debt	52,294	30,412
Deferred tax liability	13,313	10,686
Long-term lease liabilities	23,101	24,282
Long-term liability in respect of business combinations	1,049	5,376
Put options of non-controlling interests	620	1,120
Accrued severance pay, net	1,116	901
Total long term liabilities	91,493	72,777

EQUITY:
Magic Software Enterprises shareholders' equity	265,981	262,927
Non-controlling interests	24,963	13,384
Total equity	290,944	276,311

TOTAL LIABILITIES AND EQUITY	$524,420	$505,141

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2023	2022
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$42,558	$46,279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,774	19,795
Cost of share-based payment	3,798	2,079
Change in deferred taxes, net	(3,238)	(3,904)
Payments of deferred and contingent consideration related to acquisitions	(43)	(3,919)
Capital gain on sale of fixed assets	19	-
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	(114)	76
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	-	3,747
Changes in value of short-term and long-term loans from banks and others and deposits, net	1,533	(1,686)
Working capital adjustments:
Trade receivables	18,119	(2,569)
Other current and long-term accounts receivable	(2,262)	(1,934)
Trade payables	858	139
Accrued expenses and other accounts payable	(7,147)	(975)
Deferred revenues	4,085	(513)
Net cash provided by operating activities	77,940	56,615

Cash flows from investing activities:

Capitalized software development costs	(3,183)	(3,059)
Purchase of property and equipment	(1,595)	(4,381)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(14,244)	(4,870)
Payments for business acquisitions, net of cash acquired	(17,892)	(21,670)
Loan extended to related party	(1,341)	(2,250)
Proceeds from sale of property and equipment	31	-
Purchase of financial assets at fair value through profit or loss	(1,243)	-
Redemption of marketable securities	-	309
Investment in long-term deposits	(139)	-
Acquisition of a company accounted for at equity	(498)	-
Purchase of intangible asset	-	(219)
Investment in short-term bank deposits	(233)	-
Proceeds from short-term bank deposits	4,482	1,682
Net cash used in investing activities	(35,855)	(34,458)

Cash flows from financing activities:

Exercise of employees’ stock options	-	1
Dividend to Magic's shareholders	(30,798)	(24,841)
Dividend paid to non-controlling interests	(4,638)	(4,170)
Repayment of lease liabilities	(5,690)	(4,792)
Purchase of redeemable non-controlling interest	(5,243)	(854)
Receipt of short-term and long-term loans from banks and others	49,465	30,703
Repayment of short-term and long-term loans	(20,994)	(14,323)
Net cash used in financing activities	(17,898)	(18,276)

Effect of exchange rate changes on cash and cash equivalents	(895)	(8,909)

Increase (decrease) in cash and cash equivalents	23,292	(5,028)
Cash and cash equivalents at the beginning of the period	83,062	88,090
Cash and cash equivalents at end of the period	$106,354	$83,062